INVESCO ADVISERS]
February 11, 2010
Via EDGAR
Mark A. Cowan
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Variable Insurance Funds File Nos: 33-57340 and 811-07452
Dear Mr. Cowan:
     On behalf of AIM Variable Insurance Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 20, 2010, with regard to Post-Effective Amendment No. 39/38 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
I. General Comment
1. Comment: Please reflect any comments received from the Disclosure Office that are relevant to this filing as well.
     Response: Comments received from the Disclosure Office that are relevant to this filing or to the retail version of a fund have been reflected.

Mark A. Cowan
February 11, 2010

II. Comments to the “Fees and Expenses of the Fund” section of each prospectus:
1. Comment: The fee table is split onto two separate pages – the first page containing the Shareholder Fees” section and the next page containing the “Annual Fund Operating Expenses” section. Please do not place Shareholder Fees and Annual Fund Operating Expenses onto separate pages.
     Response: The requested change has been made.
2. Comment: Because this is a new fund, in a footnote, please disclose that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-1A.
     Response: The requested change has been made.
3. Comment: Please confirm to the staff that the waiver described in footnote 1 will actually reduce fund operating expenses, otherwise please remove the footnote and line item. If the line item remains, briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.
     Response: We have confirmed that the waiver will actually reduce fund expenses for each Fund, or we have removed the footnote and line item. We have described who can terminate the arrangement and under what circumstances.
III. Expense Example
Comment: The narrative should state the assumption that all shares are redeemed at the end of the periods.
     Response: The requested change has been made.
IV. Comments to the “Principal Investment Strategies” sections of each prospectus:
1. Comment: In the “Principal Investment Strategies of the Fund” section of the summary prospectus, as applicable, please identify defensive investing1 and frequent trading as a principal strategy, based on the information given in response to Item 9(b).2

[1]	Invesco VI High Yield Fund, Invesco V.I. Income Builder Fund, Van Kampen V.I. Capital Growth Fund, Invesco V.I. Select Dimensions Equally-Weighted S&P 500 Fund, Van Kampen V.I. Capital Growth Fund, Van Kampen V.I. Global Tactical Asset Allocation Fund, Van Kampen V.I. Growth and Income Fund, Van Kampen V.I. Mid Cap Growth Fund pertain to defensive investing only.

Mark A. Cowan
February 11, 2010

     Response: These are not principal strategies of the Funds. Where this was not clear, the caption “Other Investment and Risk Strategies” has been set off and bolded to make this clearer.
Invesco V.I. Select Dimensions Balanced Fund
1. Comment: Consider combining the disclosure related to the “use of”/”investment in” derivatives in one paragraph. Also “junk bonds” is listed as a risk with no corresponding strategy disclosure.
     Response: The disclosure has been revised to be consistent with the retail version of the Fund, which the Fund believes addresses the comment.
Invesco V.I. Dividend Growth Fund
1. Comment: Please identify investments in convertible securities, U.S. Government securities, investment grade fixed-income securities, REITS, options and futures, total return swaps, and forward foreign currency exchange contracts as a principal strategy, based on the information given in response to Item 9(b). Include among principal risks as well.
     Response: The disclosure has been revised to note that investments in such securities and instruments are additional strategies and risks of the Fund and relevant disclosure has been added.
Invesco V.I. Income Builder Fund
1. Comment: Please identify the types of derivative instruments the Fund will use as part of its principal strategy, such as forward foreign currency exchange contracts, options and futures, and total return swaps, as disclosed in response to Item 9(b).
     Response: The use of derivatives is not a principal strategy of the fund.
2. Comment: Please explain “value-oriented style.”
(..continued)

[2]	Invesco V.I. Select Dimensions Balance Fund, Invesco V.I. Select Dimensions Dividend Growth Fund, Invesco V.I. Dividend Growth Fund, Invesco V.I. Global Dividend Growth Fund, Van Kampen V.I. Equity and Income Fund, Van Kampen V.I. Global Value Equity Fund, Van Kampen V.I. High Yield Fund, Van Kampen V.I. International Growth Equity Fund, Van Kampen V.I. Mid Cap Value Fund, and Van Kampen V.I. Value Fund apply to both defensive investing and frequent trading.

Mark A. Cowan
February 11, 2010

     Response: The Adviser looks at the various attributes of a company to determine whether the company is attractively valued in the current marketplace, such as price/earnings ratio, price/book value and price/sales ratio. Disclosure to this effect has been added.
3. Comment: With respect to the investment objective, please explain what is meant by “reasonable income.”
     Response: The Fund seeks to achieve its investment objectives of reasonable income and growth of capital through investment in income-producing equity and fixed-income securities. The use of the term “reasonable income” means current income.
Invesco V.I. S&P 500 Index Fund
1. Comment: Consider moving the last sentence of the first paragraph after the first sentence and deleting the third sentence. Please disclose the types of derivatives identified in the disclosure given in response to Item 9(b), such as SPDRs, S&P 500 futures, and total return swaps.
     Response: The Fund respectfully acknowledges the comment regarding reconfiguring the first paragraph of the “Summary- Principal Investment Strategies of the Fund,” but believes the current disclosure is appropriate. Disclosure has been added regarding the types of derivatives used.
Van Kampen V.I. Capital Growth Fund
1. Comment: Please identify investments in common stocks, preferred stocks, convertible securities, rights and warrants, forwards and swaps as a principal strategy, based on the information given in response to Item 9(b). In the risks section, please include the unique risks associated with these strategies.
     Response: The disclosure has been revised to be consistent with the retail version of the Fund. Principal strategies of the Fund have been indentified and risk disclosure has been added.
Van Kampen V.I. Comstock Fund
1. Comment: Please identify investments in preferred stocks and convertible securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: The disclosure has been revised to be consistent with Staff comments received on the retail version of the Fund. Equity securities are comprised of common stock as

Mark A. Cowan
February 11, 2010

well as these types of securities, which is more fully explained in the Item 9(b) disclosure. The Fund respectfully acknowledges the comment, but believes the current disclosure is appropriate.
Invesco V.I. Select Dimensions Equally-Weighted S&P 500 Fund
1. Comment: Please identify investments in total return swaps as a principal strategy, based on the information given in response to Item 9(b).
     Response: Total return swaps are not a principal strategy of the Fund.
Van Kampen V.I. Capital Growth Fund
1. Comment: Please identify investments in preferred stock and convertible securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: The Fund invests primarily in common stock. Equity securities are comprised of common stock as well as these types of securities, which is more fully explained in the Item 9(b) disclosure. The Fund respectfully acknowledges the comment, but believes the current disclosure is appropriate.
Van Kampen V.I. Equity and Income Fund
1. Comment: Please disclose that the adviser emphasizes a value style of investing. Also please identify investments in investment grade fixed income securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: The disclosure has been revised to be consistent with Staff comments received on the retail version of the Fund, which the Fund believes addresses the comment.
Van Kampen V.I. Global Value Equity Fund
1. Comment: Please identify the types of derivative instruments the fund will use as part of its principal strategy, such as forward contracts, forward foreign currency exchange contracts, options, futures, swaps and structured investments as disclosed in response to Item 9(b). Also please explain the meaning of “bottom-up approach” in the Item 4 and Item 9(b) disclosure.
     Response: The disclosure has been revised to be consistent with the retail version of the Fund, which the Fund believes addresses the comment regarding derivatives. The Fund acknowledges the comment regarding “bottom-up approach,” but respectfully believes the disclosure is appropriate.

Mark A. Cowan
February 11, 2010

Van Kampen V.I. Government Fund
1. Comment: Please identify investments in repurchase agreements, CMOs, REMICs, asset-backed securities, commercial paper, securities issued by foreign governments, when-issued and delayed delivery securities, and illiquid securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: Principal investment strategies are identified in the Summary and “Principal Investment Strategies and Risks” sections of the prospectus. Many of the enumerated instruments are not principal investment strategies of this Fund and are appropriately included in the section entitled “Other Investments and Risk Factors.” Thus, the Fund does not believe that additional disclosure is necessary.
Van Kampen V.I. Growth and Income Fund
1. Comment: Please identify investments in small or medium sized companies, repurchase agreements, and illiquid and certain restricted securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: Principal investment strategies are identified in the Summary and “Principal Investment Strategies and Risks” sections of the prospectus. Many of the enumerated instruments are not principal investment strategies of this Fund and are appropriately included in “Other Investments and Risk Factors.” Thus, the Fund does not believe that additional disclosure is necessary.
Van Kampen V.I. Mid Cap Growth Fund
1. Comment: Please define “medium-sized” companies. Also identify investments in repurchase agreements and illiquid an certain restricted securities as a principal strategy, based on the information given in response to Item 9(b).
     Response: “Medium-sized” companies have been defined. The enumerated instruments are not principal investment strategies of this Fund and are appropriately included in “Other Investments and Risk Factors.” Thus, the Fund does not believe that additional disclosure is necessary.
Van Kampen V.I. Mid Cap Value Fund
1. Comment: Please provide the capitalization range of the Russell Midcap Value Index. Also, please identify the use of derivative instruments as a principal investment

Mark A. Cowan
February 11, 2010

strategy, including the types of derivative instruments the fund will use as part of its principal strategy, based on the information given in response to Item 9(b).
     Response: The requested capitalization range disclosure has been added. The requested derivatives disclosure has been added.
Van Kampen V.I. Value Fund
1. Comment: Please disclose that the Fund may invest in derivative instruments as a principal investment strategy, based on the information given in response to Item 9(b).
     Response: Investing in derivatives is not a principal investment strategy of the Fund and the Fund intends to invest in derivatives only to a limited extent.
Van Kampen V.I. International Growth Equity Fund
1. Comment: The risk disclosure states that Fund management may invest in equity securities of any company regardless of market capitalization. Please include among the investment strategies. Also please disclose the unique risks associated with investing in debt securities issued or guaranteed by non-U.S. governments.
     Response: The disclosure regarding market capitalization and the unique risks associated with investing in the debt securities issued or guaranteed by non-U.S. governments has been added.
V. Comments to the “Principal Risks” sections of each prospectus:
1. Comment: Please advise the staff whether the risks included in “Additional Risk Information” are principal risks of investing in the Funds. If so, please include them in the Item 4 Risk/Return Summary. If not please relocate the disclosure to the SAI.
     Response: These are not principal risks, but the disclosure has been retained to follow disclosure in the retail version of the Fund and the disclosure in the Morgan Stanley or Van Kampen fund which will reorganized into the shell fund. The Funds will also take the Staff’s comments into consideration in future annual updates.
2. Comment: Please explain to the staff the use of brackets around the disclosure contained in the paragraph regarding market risk. Does that mean the disclosure is subject to change?

Mark A. Cowan
February 11, 2010

     Response: We are unaware of brackets around disclosure regarding market risk. Brackets are around the portfolio management disclosure if the named portfolio managers are not currently employees of Invesco Advisers, Inc., but are expected to become employees upon closing of the Transaction as described in the prospectuses.
3. Comment: With respect to mortgage-backed securities, please include any risks associated with loan defaults, including sub-prime mortgage loans, and valuation risk due to declining value of underlying assets, if applicable.
     Response: We respectfully acknowledge the Staff’s comment, but believe that the current disclosure is appropriate.
4. Comment: Please summarize all of the principal risks of investing in the Funds as disclosed in response to Item 9(c). For instance, although not an exhaustive list, we note the following risks should be included in the risk/return summary for the respective Funds:
Invesco V.I. Select Dimensions Balanced Fund
a. Comment: It appears that the risks associated with fixed-income securities was omitted. Please also disclose the risks of investing in derivative instruments, including the unique risks associated with investing in stripped mortgage-backed securities, commercial mortgage backed securities, and REITs.
     Response: If the risk is a principal risk, it has been included. Other risks that are not principal risks are included in “Additional Risk Information” to follow the disclosure in the retail version of the Fund and the disclosure in the Morgan Stanley or Van Kampen fund which will reorganized into the shell fund. The Fund will also take the Staff’s comments into consideration in future annual updates.
Invesco V.I. Global Dividend Growth Fund
b. Comment: Please disclose the risks associated with convertible and fixed-income securities, REITs, foreign real estate companies, derivatives and value investing.
     Response: Value investing risk has been added. The remaining investments are not principal strategies and principal risk disclosure has not been added.
Invesco V.I. Dividend Growth Fund
c. Comment: Please include the risks associated with derivatives.

Mark A. Cowan
February 11, 2010

     Response: The requested disclosure has been added.
Invesco V.I. Income Builder Fund
d. Comment: Please include the risks associated with value investing.
     Response: The requested disclosure has been added.
Invesco V.I. High Yield Fund
e. Comment: Please disclose the risks associated with common stocks, unit offerings and convertible securities, mortgage-backed securities, including commercial mortgage-backed securities and collateralized mortgage obligations, asset-backed securities, inverse floating rate instruments and derivatives.
     Response: Investment in all enumerated instruments is not a principal strategy. The disclosure has been revised to be consistent with the retail version of the Fund, which the Fund believes addresses the comment.
Invesco V.I. S&P 500 Index Fund
f. Comment: Please disclose the risks associated with derivative instruments, foreign companies, and emerging markets.
     Response: The enumerated risks are not principal risks of the Fund, but are included in “Additional Risk Information” to follow the disclosure in the retail version of the Fund and the disclosure in the Morgan Stanley fund which will be reorganized into the shell fund. The Fund will also take the Staff’s comments into consideration in future annual updates.
Invesco V.I. Equally Weighted S&P 500 Index Fund
g. Comment: Please disclose the risks associated with futures contracts and foreign securities.
     Response: If the risk is a principal risk, it has been included. Other risks that are not principal risks are included in “Additional Risk Information” to follow the disclosure in the retail version of the Fund and the disclosure in the Morgan Stanley fund which will be reorganized into the shell fund. The Fund will also take the Staff’s comments into consideration in future annual updates.

Mark A. Cowan
February 11, 2010

Van Kampen V.I. Comstock Fund; Van Kampen V.I. Global Value Equity Fund; Van Kampen V.I. Value Fund
h. Comment: Please include the risks associated with a value style of investing.
     Response: The requested disclosure has been added.
Van Kampen V.I. High Yield Fund
i. Comment: Please include the risks associated with mortgage securities, CMOs and SMBS.
     Response: The enumerated risks are not principal risks of investing in the Fund.
Van Kampen V.I. Mid Cap Growth Fund
j. Comment: Please disclose the risks associated with preferred stocks, convertible securities, and debt securities.
     Response: Disclosure regarding the risks associated with preferred stocks and convertible securities has been added to the “Principal Investment Strategies and Risks” section of the prospectus. Disclosure regarding debt securities has been added to “Other Investments and Risks Factors” section of the prospectus as investments in debt securities is not a principal strategy of the Fund.
VI. Comments to the “Performance Information” section of each prospectus:
1. Comment: If the Fund intends to provide updated performance information on the Internet or by telephone, then it is also required to provide a statement informing investors how such updated performance information may be obtained.
     Response: The Funds do not intend to provide updated performance information on the internet or by telephone.
VII. Comments to the “Purchase and Sale of Fund Shares” section of each prospectus:
1. Comment: Please disclose that fund shares are redeemable. See Item 6(b) of Form N-1A. Also, please state that you cannot purchase or sell shares of the fund directly.
     Response: The requested disclosure has been added.

Mark A. Cowan
February 11, 2010

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel